

Mail Stop 3561

February 9, 2017

Michael P. Zechmeister
Chief Financial Officer
United Natural Foods, Inc.
313 Iron Horse Way
Providence, RI 02908

> **Re: United Natural Foods, Inc.**
> **Form 10-K for the Fiscal Year Ended July 30, 2016**
> **Filed September 28, 2016**
> **File No. 1-15723**

Dear Mr. Zechmeister:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Notes to the consolidated financial statements

2. Acquisitions, page 57

1. Please explain the extent you considered disclosing supplemental pro forma information and the amounts of revenue and earnings of the acquirees in the aggregate. ASC 805-10-50-3 requires such disclosure for individually immaterial business combinations occurring during the reporting period that were material collectively.

15. Immaterial Correction To Prior Period Financial Statements, page 74

2. We note your disclosure of the impact to the balance sheet and stockholders' equity for identified errors in accounting for early payment discounts on inventory purchases. To help us better understand, please explain in greater detail the nature of error and why there was no apparent impact to the income statement.

<u>Item9A. Controls and Procedures, page 77</u>

3. Please explain the extent you considered the impact of the identified errors on your internal controls and explain how management's conclusion regarding the effectiveness of disclosure controls and procedures as well as internal control over financial reporting is appropriate in light of the errors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products